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                                                      FILED BY FREEMARKETS, INC.

                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


[FREEMARKETS LOGO]



FOR IMMEDIATE RELEASE

CONTACT:  Karen Kovatch
          FreeMarkets
          (412) 297-8767
          kkovatch@freemarkets.com

                       FREEMARKETS FILES AMENDED FORM 10-K

PITTSBURGH, PA - MAY 9, 2001 - FreeMarkets, Inc. (NASDAQ:FMKT), the leading B2B Global Marketplace and eSourcing solutions provider, today announced that it has filed an amended Form 10-K in order to reissue its financial statements for the year ended December 31, 2000. The reissued financial statements reclassify the revenue earned under FreeMarkets' service contract with Visteon Corporation. The accounting reclassification has no effect on net income or cash flow. Further, the reclassification will not affect FreeMarkets' relationship with Visteon, or the accounting for any of FreeMarkets' other customer contracts.

As previously announced, FreeMarkets has been in discussions with the staff of the Securities and Exchange Commission regarding the classification on FreeMarkets' Consolidated Statements of Operations of the fees earned under its service contract with Visteon. In the SEC staff's view, even though FreeMarkets performs standard commercial services and earns standard commercial cash fees under the Visteon contract, the amounts earned should not be classified as revenue because FreeMarkets granted a warrant to Visteon at the time the service contract was signed. The value of the warrant was deemed to be $95.5 million based on FreeMarkets' stock price in April 2000 when the warrant was granted.

FreeMarkets earned $7.9 million in fees from Visteon in 2000, and reported this amount as revenue in its audited financial statements included in its 2000 Form 10-K filed on February 23, 2001. Those financial statements also included $13.5 million in non-cash costs for sales and marketing, reflecting the amortization in 2000 of the deemed value of the warrant. On the reissued financial statements, $7.9 million is no longer classified as revenue, and sales and marketing costs have accordingly been reduced by $7.9 million. No other line items on the Consolidated Statements of Operations were changed, and the reclassification has no effect on net income. Conforming classification changes were made on FreeMarkets' Consolidated Statements of Cash Flows. These changes have no effect on FreeMarkets' cash flow.

FreeMarkets' GAAP financial statements for the quarter ended March 31, 2001 and for future periods during the five-year term of the Visteon service contract will not classify the fees earned under that contract as revenue. Instead, these fees will be characterized as payment for the deemed value of the warrant. This value is being amortized over the five-year term of the service contract. The amount by which the amortization of the warrant in each reporting period exceeds the fees earned under the service contract will be accounted for as a non-cash sales and marketing expense. These changes will have no effect on FreeMarkets' net income or cash flow.


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FreeMarkets will continue to include the costs of serving Visteon in its costs of revenues in its GAAP financial statements. Because FreeMarkets treats the fees it earns from Visteon for all business and operational purposes in the same manner as revenue from other customers, FreeMarkets will continue to disclose these fees in addition to its GAAP revenue in each reporting period in order to accurately describe its operations to investors.

FreeMarkets believes that its original 2000 financial statements appropriately reflected its relationship with Visteon. FreeMarkets' independent auditors reviewed its financial statements for each quarter following the announcement of the Visteon relationship and certified its year-end financial statements as initially filed. Although FreeMarkets considered appealing the SEC staff's view, it determined instead to reissue its 2000 financial statements because an appeal would have created additional delay in the closing of FreeMarkets' pending acquisition of Adexa, Inc.

ABOUT FREEMARKETS

FreeMarkets is the leading B2B Global Marketplace and eSourcing solutions provider. FreeMarkets combines its industry-leading technology platform with unparalleled sourcing information, commodity-specific domain knowledge, world-class services and purchasing scale to deliver fast, measurable savings to customers. FreeMarkets has created over 11,500 online markets for more than $16.6 billion worth of goods and services and created estimated savings of over $3.2 billion for its customers. More than 11,100 suppliers from over 64 countries have participated in the FreeMarkets B2B Global Marketplace. The Company also operates FreeMarkets Asset Exchange, the leading B2B Global Marketplace for surplus assets and inventory. FreeMarkets can be found on the Web at www.freemarkets.com. FreeMarkets(R) and BidWare(R) are registered trademarks of FreeMarkets, Inc., and FullSource(TM) and QuickSource(TM) are unregistered trademarks of FreeMarkets, Inc.

FORWARD-LOOKING STATEMENTS

Statements in this press release that are not historical facts, including the statements that use the words "will," "expect" or "believe" or words of similar import and statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, changes in generally accepted accounting principles or in the views of the SEC staff regarding the application of those principles, market acceptance of FreeMarkets' B2B Global Marketplace and new products and services that FreeMarkets introduces, the competitive nature of the market for business-to-business online auction and e-commerce services, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers and to attract new customers, FreeMarkets' ability to attract and retain qualified personnel, the size of the market for used equipment and surplus inventory, the demand for online auction and other asset recovery services by buyers and suppliers, FreeMarkets' ability to integrate acquisitions and manage growth, the risks associated with the acquisition of Adexa and the timing of the acquisition, and the risks that the visibility of our revenue model may be adversely affected by changes in our business, the acquisition of Adexa or other economic factors. You should carefully review these and other risk factors that are described in more detail


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in FreeMarkets' filings with the Securities and Exchange Commission, including its Form 10-K/A for the year ended December 31, 2000 and the Form S-4 filed in connection with the acquisition of Adexa.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets has filed a Registration Statement on SEC Form S-4 in connection with the acquisition of Adexa, and FreeMarkets expects to mail a Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration and Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction is available in the Proxy Statement/Prospectus.

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